SUBJECT COMPANY:

COMPANY DATA:
	COMPANY CONFORMED NAME:   SPAN-AMERICA MEDICAL SYSTEMS,INC.
	CENTRAL INDEX KEY:
	STANDARD INDUSTRIAL CLASSIFICATION:
	IRS NUMBER:			57-0525804
	STATE OF INCORPORATION:		SC
	FISCAL YEAR END:			1231

FILING VALUES:
	FORM TYPE:	SC 13D/A
	SEC ACT:
	SEC FILE NUMBER:
	FILM NUMBER:

BUSINESS ADDRESS:
	STREET 1:				70 COMMERCE CENTER
	STREET 2:
	CITY:					GREENVILLE
	STATE:				SC
	ZIP:					29615
	BUSINESS PHONE:			864-288-8877

MAIL ADDRESS:
	STREET 1:				70 COMMERCE CENTER
	STREET 2:
	CITY:					GREENVILLE
	STATE:				SC
	ZIP:					29615
	BUSINESS PHONE:			864-288-8877

E-MAIL ADDRESS:				LJGSMP@AOL.COM
APPLICANT IS A:				FILER
[X]						INITIAL FILER
IRS NUMBER:					13-3100474
TELEPHONE NUMBER:				914-833-0875
PERSON TO RECEIVE EDGAR
INFORMATION, INQUIRIES & CODES:		LAWRENCE J. GOLDSTEIN

PERSON TO RECEIVE SEC ACCOUNT
INFORMATION & BILLING INVOICES:		LAWRENCE J. GOLDSTEIN

SIGNATURE: 					LAWRENCE J. GOLDSTEIN
POSITION OR TITLE:				GENERAL PARTNER
DATE:							07/17/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASINGTON, D.C.  20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:		SPAN-AMERICA MEDICAL SYSTEMS, INC.
TITLE OF CLASS OF SECURITIES: 	COMMON STOCK, $1 PAR VALUE
CUSIP NUMBER:				84639610

AUTHORIZED TO RECEIVE
NOTICES & COMMUNICATIONS:	LAWRENCE J. GOLDSTEIN
						1865 PALMER AVENUE
						LARCHMONT, NY  10538
						(914) 833-0875


DATE OF EVENT WHICH REQUIRES
FILING OF THIS STATEMENT:		JULY 17, 2002
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CUSIP NUMBER:				846396109
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1. NAME OF REPORTING PERSONS. IRS IDENTIFICATION NUMBERS:
SANTA MONICA PARTNERS LP 		13-3100474
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS:  WC
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5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED TO ITEMS
2(d) OR 2 (e)
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--------------------------------------------

6.	CITIZONSHIP OR PLACE OF ORGANIZATION
NEW YORK
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NUMBER OF		 7.  SOLE VOTING POWER
SHARES				150,432
BENEFICIALLY	-------------------------------------------------
OWNED BY		 8.  SHARE VOTING POWER
EACH					0
REPORTING		-------------------------------------------------
PERSON		 9.  SOLE DISPOSITIVE POWER
					150,432
WITH			-------------------------------------------------
	10.  SHARED DISPOSITIVE POWER
				0
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     					150,432
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12.	CHECK IF THE AFFREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%
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14.	TYPE OF REPORTING PERSON
PN
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Item 1.		Security and Issuer
		Common Stock, no par value, of Span-America Systems,
Inc., which has its principal executive offices at 70 Commerce
Center, Greenville, South Carolina 2951.
This Statement on Schedule 13D/A (this "Statement") relates to

Item 2.	Identity and Background

		Santa Monica Partners, L.P.("Santa Monica"). Santa Monica is organized under the laws of New York, its principal business is investments and the address of its principal place of business and principal office is 1865 Palmer Avenue, Larchmont, New York 10538.

		Santa Monica has not during the last five years been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws of finding any violation with respect to such laws.

	The following information is provided as to the sole
General Partner of Santa Monica:

(a)	Lawrence J. Goldstein

(b)	1865 Palmer Avenue, Larchmont, N.Y. 10538


(c)	General Partner, Santa Monica Partners, Inc., 1865
Palmer Avenue, Larchmont, N.Y.   10538.

(d)	During the last five years, such person has not been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, such person was not a
party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibition or mandating activities subject to, Federal of State Securities laws or finding any violation with respect to such laws.


(f)	U.S. Citizenship.

Item 3.	Source and Amount of Funds or Other Consideration

		N/A

Item 4.	Purpose of the Transaction

In the past sixty days the following trade(s) were made: 07/16/02 sold 1,000 shares @ $8.0018 per share.

The purpose of Santa Monica's acquisition is to hold the shares for investment purposes.

Santa Monica may from time to time purchase or sell additional shares.

Item 5.	Interest in Securities of the Issuer

		150,432 shares 5.9%.

Item 6.	Contracts, Arrangements, Understandings or
Relationship to Securities of the Issuer

	Neither Santa Monica nor Mr. Goldstein has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, loans division of profits or loss or the or the giving or withholding of proxies.

Item 7. 	Material to be filed as Exhibits

	None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge I certify that the information
Set forth in this statement is correct.

JULY 17, 2002


SANTA MONICA PARTNERS LP

					By: /s/ Lawrence J. Goldstein
							Lawrence J.Goldstein
								General Partner

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
SANTA MONICA PARTNERS LP